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For additional information please contact:

Ricardo Florence dos Santos                      David Carey / Rosemary Otero
Companhia Brasileira de Distribuicao             Edelman Financial
(55-11) 886-0421                                 (212) 704-4449 / 4486
ricflore@paodeacucar.com.br                      david_carey@edelman.com


              COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) ANNOUNCES
                         JANUARY 1999 NET SALES FIGURES

                  January 1999 Same Store Sales Increase 11.7%

Sao Paulo, Brazil, February 24, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited January 1999 net sales figures. The information discussed below represents net sales variations of all CBD stores and same store formats.

Total net sales for January 1999 increased 45.7% to R$ 416.7 million compared to the same period of 1998. Same store net sales in January grew 11.7% compared to January 1998.

Net Sales by Division 1999/1998 - Variation (%)
(Preliminary, non-audited)

                  ------------------------------------------------------------
                       Nominal Currency               Constant Currency
                       (Corporate Law)               (Indexed by IGP-DI)
                  ----------------------------- ------------------------------
                           January                         January
----------------------------------------------- ------------------------------
                     Total           Same            Total          Same
----------------------------------------------- ------------------------------
Pao de Acucar           24.3%        16.6%             22.1%        14.5%
Extra                   99.9%        11.1%             96.3%         9.1%
Eletro                  14.6%       -10.2%             12.6%       -11.9%
----------------------------------------------- ------------------------------
CBD                     45.7%        11.7%             43.0%         9.7%
------------------------------------------------------------------------------

Due to the unavailability of January figures published by ABRAS (Brazilian Food Retailers Association), CBD sales performance is not compared with the sector performance at this time.

Factors which contributed to these results were:

o Performance of the renovated and reopened Pao de Acucar stores during 1998, demonstrating customer satisfaction with store improvements and employee training;
o Strengthened customer loyalty at the supermarket and hypermarket divisions, increasing number of clients by 54.0% compared to the same period in 1998.
o Performance of the 12 stores added to the Extra hypermarket division during the second half of 1998;

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Companhia Brasileira de Distribuicao
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o    Reduction of Eletro division sales in the same store concept due to the recent Real devaluation. As a result, sales from the Eletro division as a percentage of total sales, decreased to 7.3% compared to 9.3% in January 1998.
o Positive sales evolution of the Extra and Pao de Acucar divisions in the same store concept, indicating that sales of food products have not been affected following recent changes in the Brazilian currency policies;

Recent Events

Shareholder control of Peralta Comercial e Importadora S.A.: On February 1, 1999, CBD became the majority shareholder of Peralta Comercial e Importadora S.A. through a subscription of common shares. From a total of 38 stores, 37 supermarkets will be converted into Pao de Acucar and Barateiro stores, adding approximately 48,000 m2 of total floor space, and the only hypermarket from this chain will be operated under the Extra format.

Following the Peralta transaction, Companhia Brasileira de Distribuicao operates a total of 322 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.

                       http: //www.grupopaodeacucar.com.br


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